82-3023

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

SUPPL

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAY 22 2006
WASH. D.C.
160
SECTION

06013686

May 12, 2006

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

Reference: Golden Hope Mines Limited – File No. 82-4991

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Stockwatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

dlw 5/24

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

TSX Venture Exchange – GNH
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES 3rd PROPOSED PRIVATE PLACEMENT

May 12, 2006

The Company is pleased to announce that it has reached an agreement in principal to raise a total of $160,000.00 by way of an arm's length private placement with accredited investor. The proposed placement will consist of the purchase of 1,600,000 common shares of the Company at a price of $0.10 per share, with warrants attached to purchase up to a further 1,600,000 shares, at a price of $0.20 per share, for a period of two years. A finder's fee of ten percent will be paid to an arm's length third party.

The proceeds from the placement will be added to the Company's working capital.

The closing price of the Company's shares as traded on the TSX Venture Exchange on May 11, 2006 was $0.13.

The proposed private placement is subject to acceptance by regulatory authorities.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or Visit **www.goldenhopemines.com**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.